UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 6, 2025
WESTERN MIDSTREAM PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	001-35753	46-0967367
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
 9950 Woodloch Forest Drive, Suite 2800
The Woodlands, Texas 77380
(Address of principal executive office) (Zip Code)

(346) 786-5000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of exchange on which registered
Common units	WES	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).    Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 1.01    Entry into a Material Definitive Agreement.

Merger Agreement

On August 6, 2025, Western Midstream Partners, LP (“WES”) and Aris Water Solutions, Inc. (“Aris”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Arrakis OpCo Merger Sub LLC, a Delaware limited liability company and direct subsidiary of WES (“OpCo Merger Sub”), Arrakis Holdings Inc., a Delaware corporation and direct subsidiary of WES (“Arrakis Holdings”), Arrakis Unit Merger Sub LLC, a Delaware limited liability company and direct subsidiary of WES (“Unit Merger Sub”), Arrakis Cash Merger Sub LLC, a Delaware limited liability company and direct subsidiary of Arrakis Holdings (“Cash Merger Sub” and, together with WES, OpCo Merger Sub, Arrakis Holdings and Unit Merger Sub, the “WES Parties”), and Aris Water Holdings, LLC, a Delaware limited liability company (“Aris OpCo” and, together with Aris, the “Aris Parties”). Capitalized terms used herein but not otherwise defined will have the meanings ascribed to them in the Merger Agreement.

Transaction Structure and Consideration

The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, (a) OpCo Merger Sub will merge with and into Aris OpCo (the “OpCo Merger”) in accordance with the Delaware Limited Liability Company Act (the “DLLCA”), whereupon the separate existence of OpCo Merger Sub will cease, and Aris OpCo will continue as the surviving limited liability company (the “OpCo Surviving Company”), a direct, partially-owned subsidiary of Aris and a direct, partially-owned subsidiary of WES; (b) concurrently with the OpCo Merger, Cash Merger Sub will merge with and into Aris (the “Cash Merger” and, together with the OpCo Merger, the “Initial Mergers”) in accordance with the DLLCA and General Corporation Law of the State of Delaware (the “DGCL”), whereupon the separate existence of Cash Merger Sub will cease, and Aris will continue as the surviving corporation (the “Surviving Corporation”); and (c) immediately following the Cash Merger, Unit Merger Sub will merge with and into the Surviving Corporation (the “Unit Merger” and collectively with the Initial Mergers, the “Mergers”) in accordance with the DLLCA and the DGCL, whereupon the separate existence of Unit Merger Sub will cease, and the Surviving Corporation will continue as the surviving corporation of the Unit Merger and an indirect wholly owned subsidiary of WES.

Each issued and outstanding share of Class A common stock, par value $0.01 per share, of Aris (the “Aris Class A Common Stock” and, together with the Aris Class B Common Stock (as defined below), the “Aris Common Stock”) and each unit of Aris OpCo (the “Aris OpCo Units”) and corresponding share of Class B common stock of Aris, par value $0.01 per share (the “Aris Class B Common Stock” and, together with a corresponding Aris OpCo Unit, a “Aris OpCo Stapled Unit”) shall, subject to certain exceptions as set forth in the Merger Agreement, have the right to elect to receive the following consideration from WES (the “Merger Consideration”): (1) 0.625 common units (the “Common Unit Election Consideration”) representing limited partner interests in WES (“Common Units”); (2) $25.00 in cash (without interest) (the “Cash Election Consideration”); or (3) a combination of 0.450 Common Units and $7.00 in cash (without interest). The Cash Election Consideration is subject to proration to ensure that the total cash consideration payable in the Mergers will not exceed $415 million.

Following the closing of the Mergers, Aris’s existing stockholders are expected to own approximately 7% of WES’s outstanding Common Units, assuming maximum cash consideration resulting in approximately 72% of the total Merger Consideration being paid in the form of Common Units and approximately 28% of the total Merger Consideration being paid in cash.

Treatment of Aris Equity Awards

At the Effective Time, each outstanding award of time-based restricted stock units (“Company RSUs”) and each outstanding award of time and performance-based restricted stock units (“Company PSUs”) outstanding under the Aris 2021 Equity Incentive Plan held by a Continuing Employee will be assumed by WES and converted into a restricted unit award with respect to Common Units (each, an “Assumed RSU Award”). At the Effective Time, each Assumed RSU Award will (i) relate to a number of whole Common Units (rounded to the nearest whole unit) equal to (x) the total number of shares of Aris Class A Common Stock underlying such award of Company RSUs or Company PSUs, multiplied by (y) the Common Unit Election Consideration, (ii) with respect to any Company PSUs with performance periods that had not ended prior to the Effective Time, be deemed to be earned at the greater of (x) the target level of performance and (y) the greater of the actual level of performance through (1) the day that is five business days following the execution of the Merger Agreement, and (2) the Effective Time, and (iii) otherwise be subject to substantially the same terms and conditions (including as to time-based vesting, settlement and forfeiture events, but excluding any performance-based vesting conditions) as were applicable to the corresponding Company RSU or Company PSU immediately prior to the Effective Time, except as to terms rendered inoperative by reason of the transactions contemplated by this Agreement, or any such immaterial administrative or ministerial changes as the Board of Directors of WES may determine in good faith are appropriate to effectuate the administration of the Assumed RSU Award. If applicable, each Assumed RSU Award will include a right to receive payment of any cash amounts with respect to accrued but unpaid distribution equivalent rights that were associated with the prior Company RSU or Company PSU as of the Effective Time in accordance with and subject to the same vesting, forfeiture, payment timing and other provisions as applied to the corresponding Company RSU or Company PSU.

At the Effective Time, each outstanding Company RSU and each outstanding Company PSU held by an employee or service provider (excluding any director of Aris) who is not a Continuing Employee (each, a “Non-Continuing Employee”) will, automatically and without any required action on the part of the holder thereof or Aris, be cancelled and be converted into the right to receive (without interest) an amount in cash equal to (x) the total number of shares of Aris Class A Common Stock underlying such award of Company RSU or Company PSUs (assuming that any performance-based vesting conditions applicable to Company PSUs were achieved at the greater of (x) the target level of performance and (y) the greater of the actual level of performance through (1) the day that is five business days following the execution of the Merger Agreement, and (2) the Effective Time at the maximum level of performance), multiplied by (y) the Cash Election Consideration, plus an amount in cash equal to any accrued but unpaid cash-based dividend equivalents.

At the Effective Time, each outstanding Company RSU held by any non-employee director of Aris shall automatically and without any required action on the part of the holder thereof or Aris, will be cancelled and converted into the right to receive (without interest) an amount in cash equal to (x) the number of shares of Aris Class A Common Stock underlying such award of Company RSUs, multiplied by (y) the Cash Election Consideration.

Board Approval

The board of directors of Western Midstream Holdings, LLC, a Delaware limited liability company and the general partner of WES, has (a) determined that it is in the best interests of WES and the unitholders of WES, and declared it advisable, for WES to enter into the Merger Agreement and (b) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Mergers and the Unit Issuance (as defined below). In addition, the board of directors of Aris has unanimously (a) determined that it is in the best interests of Aris and its stockholders for Aris to enter into the Merger Agreement, (b) approved and declared advisable the Merger Agreement, the execution, delivery and performance thereof and the consummation of the transactions contemplated thereby, including the Mergers, (c) resolved, subject to Section 5.4 of the Merger Agreement, to recommend the adoption of the Merger Agreement by its stockholders, and (d) directed that the Merger Agreement be submitted to a vote of its stockholders entitled to vote thereon.

Conditions to the Mergers

The obligations of the parties to complete the Mergers are subject to various customary closing conditions, including, among other things, (i) the adoption of the Merger Agreement by a majority of the outstanding shares of Aris Class A Common Stock and Aris Class B Common Stock, voting together as a single class; (ii) the absence of certain legal restraints prohibiting the Mergers or the other transactions contemplated by the Merger Agreement; (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) the effectiveness of the registration statement on Form S-4 that WES is obligated to file with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the issuance of Common Units in the Mergers (the “Unit Issuance”); (v) the accuracy of each party’s representations and warranties (subject to certain materiality qualifiers), compliance by each party with its covenants under the Merger Agreement in all material respects and the absence of a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable; and (vi) with respect to the obligations of Aris, (1) the authorization for listing of the Common Units to be issued in the Mergers on The New York Stock Exchange and (2) the receipt of customary tax opinions of counsel to each of Aris and WES.

Termination Rights

The Merger Agreement contains termination rights for each of WES and Aris, including, among others, if the consummation of the Mergers does not occur on or prior to six months from the date of the Merger Agreement (subject to a potential extension of 90 days if certain legal restraints prohibiting the Mergers are currently in effect or the required regulatory approvals have not been received but all other conditions to closing have been satisfied or are capable of being satisfied at such time, the “End Date”). Additionally, the Merger Agreement permits Aris, subject to compliance with certain requirements and payment of a termination fee (described below), to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Offer.

Upon termination of the Merger Agreement under specified circumstances, including, among others, the (1) termination by Aris to enter into a definitive agreement with respect to a Superior Offer, or (2) termination by WES in the event of a change of recommendation by the Aris board of directors, Aris would be required to pay WES a termination fee of $57,000,000 (the “Breakup Fee”). In addition, if the Merger Agreement is terminated because of a failure of Aris’s stockholders to approve the Mergers, Aris will be required to pay WES an amount equal to the documented out-of-pocket expenses incurred and paid by or on behalf of the WES Parties in connection with the Mergers, not to exceed $11,875,000.

Other Terms of the Merger Agreement

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the earlier of the Effective Time and the Termination Date, Aris will be subject to certain restrictions on its ability to solicit acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding acquisition proposals, subject to customary exceptions.

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this nature. The Merger Agreement also contains customary pre-closing covenants, including the obligation of each of the WES Parties and the Aris Parties to conduct their respective businesses in the ordinary course and to refrain from taking certain specified actions without the consent of the other party.

Support Agreements

Simultaneously with the execution of the Merger Agreement, certain stockholders of Aris and unitholders of Aris OpCo entered into Voting and Support Agreements, dated as of August 6, 2025, with WES and Aris (the “Support Agreements”), pursuant to which, among other things, such holders agreed to vote the shares of Aris Common Stock of which they are the record or beneficial owner in favor of the adoption of the Merger Agreement and against any competing transaction.

The Support Agreements will terminate at the earlier of (i) the date the Merger Agreement is validly terminated in accordance with its terms, (ii) the Effective Time or (iii) the date on which the Merger Agreement is amended in a manner that reduces the amount or changes the form of the Merger Consideration payable, imposes any material restrictions or conditions on the payment of the Merger Consideration, extends the End Date or otherwise adversely affects such stockholders in any material respect.

Tax Receivable Agreement Amendment

Simultaneously with the execution of the Merger Agreement, Aris, WES and the Majority TRA Holders (as defined in the Tax Receivable Agreement, dated as of October 26, 2021 (the “Tax Receivable Agreement”)) entered into the Tax Receivable Agreement Amendment, dated as of August 6, 2025 (the “TRA Amendment”), which provides for, on the terms and subject to the conditions set forth therein, the termination of the Tax Receivable Agreement in consideration for a payment of $80,000,000 in cash. The consummation of the transactions contemplated by the Merger Agreement would constitute a Change of Control (as defined in the Tax Receivable Agreement), which would trigger the obligation to make an Early Termination Payment (as defined in the Tax Receivable Agreement) to the TRA Holders under the Tax Receivable Agreement estimated to be approximately $183.4 million.

Cautionary Statements

The foregoing summaries of the Merger Agreement, Support Agreements and TRA Amendment and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the agreements or form of agreements, which are filed as Exhibit 2.1, Exhibit 10.1 and Exhibit 10.2, respectively, to this Form 8-K and incorporated into this Item 1.01 by reference.

The Merger Agreement, the Support Agreements, the TRA Amendment and the above descriptions have been included to provide investors and security holders with information regarding the terms of the Merger Agreement, the Support Agreements and the TRA Amendment. They are not intended to provide any other factual information about WES, Aris or their respective subsidiaries or affiliates or equityholders. The representations, warranties and covenants contained in the Merger Agreement, the Support Agreements and the TRA Agreement were made only for purposes of those agreements and as of specific dates; were solely for the benefit of the parties to the Merger Agreement, the Support Agreements or the TRA Amendment, as applicable; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should be aware that the representations, warranties and covenants or any description thereof may not reflect the actual state of facts or condition of WES, Aris or any of their respective subsidiaries, affiliates, businesses, or equityholders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by WES or Aris. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about WES or Aris and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Item 2.02    Results of Operations and Financial Condition.

On August 6, 2025, WES issued a press release announcing second-quarter 2025 results. WES also simultaneously made the slide presentation for tomorrow’s earnings call available on the WES website, www.westernmidstream.com. The press release is included in this report as Exhibit 99.1.

Item 7.01    Regulation FD Disclosure.

A copy of the press release issued on August 6, 2025 regarding the Mergers is attached hereto as Exhibit 99.2 and is incorporated into this Item 7.01 by reference.

On August 6, 2025, WES posted an investor presentation regarding the Mergers to its website investors.westernmidstream.com. A copy of the investor presentation is furnished as Exhibit 99.3 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference. The information contained on WES’s website shall not be deemed part of this report.

In accordance with General Instruction B.2 of Form 8-K, the information contained in this Current Report on Form 8-K under Item 7.01 and set forth in the attached Exhibit 99.2 and Exhibit 99.3 is deemed to be “furnished” solely pursuant to Item 7.01 of Form 8-K and will not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor will such information be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such a filing. The submission of the information set forth in this Item 7.01 will not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibit 99.2 and Exhibit 99.3, that is provided solely in connection with Regulation FD.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between WES and Aris. This communication is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the Transaction, WES intends to file with the SEC a registration statement on Form S-4, that will include a proxy statement of Aris that will also constitute a prospectus of WES. The Transaction will be submitted to Aris’s stockholders for their consideration. WES and Aris may also file other documents with the SEC regarding the Transaction. The definitive proxy statement/prospectus (if and when available) will be mailed to the Aris’s stockholders. This document is not a substitute for the registration statement and proxy statement/prospectus that will be filed with the SEC or any other documents that WES or Aris may file with the SEC or send to security holders of WES or Aris in connection with the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION INVESTORS AND SECURITY HOLDERS OF WES AND ARIS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by WES or Aris through the website maintained by the SEC at https://www.sec.gov. Copies of documents filed with the SEC by WES will be made available free of charge on WES’s website at investors.westernmidstream.com, or by directing a request to Investor Relations, Western Midstream Partners, LP, 9950 Woodloch Forest Drive, Suite 2800, The Woodlands, TX 77380, Tel. No. (832) 636-1009. Copies of documents filed with the SEC by Aris will be made available free of charge on Aris’s website at ir.ariswater.com or by directing a request to Investor Relations, Aris Water Solutions, Inc., 9651 Katy Freeway, Suite 400, Houston, TX 77024, Tel. No. (832) 304-7003.

Participants in the Solicitation

WES, its general partner and its general partner’s director and officers and Aris and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding directors and executive officers of WES’s general partner, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth (i) in WES’s Annual Report on Form 10-K for the year ended December 31, 2024, including under Part III, Item 10. Directors, Executive Officers, and Corporate Governance, Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters and Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence, which was filed with the SEC on February 26, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001423902/000142390225000033/wes-20241231.htm and (ii) to the extent holdings of WES’s securities by the directors or executive officers of its general partner have changed since the amounts set forth in WES’s Annual Report on Form 10-K for the year ended December 31, 2024, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001423902.

Information regarding Aris’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth (i) in Aris’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal One — Election of Directors,” “Executive Officers,” “Executive Compensation,” “Certain Relationships and Related Party Transactions,” and “Beneficial Ownership of Securities,” which was filed with the SEC on April 9, 2025 and is available at https://www.sec.gov/Archives/edgar/data/1865187/000119312525076892/d881669ddef14a.htm and the Aris’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001865187/000155837025001818/aris-20241231x10k.htm and (ii) to the extent holdings of Aris’s securities by its directors or executive officers have changed since the amounts set forth in Aris’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001865187.

Investors may obtain additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction by reading the proxy statement/prospectus regarding the Transaction and other relevant materials to be filed with the SEC regarding the Transaction when they become available when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from WES or Aris as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that WES or Aris expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Aris may not approve the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of WES’s common units or Aris Class A Common Stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of WES and Aris to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond WES’s or Aris’s control, including those detailed in WES’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.westernmidstream.com and on the SEC’s website at https://www.sec.gov, and those detailed in Aris’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Aris’s website at ir.ariswater.com and on the SEC’s website at https://

www.sec.gov. All forward-looking statements are based on assumptions that WES or Aris believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and WES and Aris undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 9.01    Financial Statements and Exhibits.

(d) Exhibits.

2.1#
Agreement and Plan of Merger, dated as of August 6, 2025, by and among Western Midstream Partners, LP, Arrakis OpCo Merger Sub LLC, Arrakis Holdings Inc., Arrakis Unit Merger Sub LLC, Arrakis Cash Merger Sub LLC, Aris Water Solutions, Inc. and Aris Water Holdings, LLC.

10.1
Form of Voting and Support Agreement, to be dated August 6, 2025, by and among Western Midstream Partners, LP, Aris Water Solutions, Inc. and certain stockholders of Aris Water Solutions, Inc. and unitholders of Aris Water Holdings, LLC.

10.2#	Tax Receivable Agreement Amendment, dated August 6, 2025, by and among Aris Water Solutions, Inc., Western Midstream Partners, LP and the other parties thereto.
99.1	Press release, dated August 6, 2025, announcing second-quarter 2025 results.
99.2	Press release, dated August 6, 2025, announcing the Mergers.
99.3	Investor Presentation, dated August 6, 2025.
104	Cover Page Interactive Data File.
______________________________________________________________________________________

#	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN MIDSTREAM PARTNERS, LP

		By:	Western Midstream Holdings, LLC, its general partner

Dated:	August 6, 2025	By:	/s/ Kristen S. Shults
Kristen S. Shults Senior Vice President and Chief Financial Officer